EXHIBIT 3.1

                          CERTIFICATE OF INCORPORATION

                                       OF

                              SEGUSO HOLDINGS, INC.

                UNDER SECTION 402 OF THE BUSINESS CORPORATION LAW


         FIRST:   The name of the corporation is:

                  Seguso Holdings, Inc.

         SECOND:  The purposes for which it is formed are:

         To engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law provided that the corporation is not formed to engage in any act or activity which requires the consent or approval of any state official, department, board, agency or other body, without such consent or approval first being obtained.

         THIRD: The office of the corporation is to be located in the County of New York, State of New York.

         FOURTH: The aggregate number of shares which the corporation shall have authority to issue is Five Million (5,000,000) shares of common stock, $.001 par value per share.

         FIFTH: The Secretary of State is designated as the agent of the corporation upon whom process against the corporation may be served. The post office address to which the Secretary of State shall mail a copy of any process against the corporation served upon him is: Robinson & Cole LLP, 885 Third Avenue, New York, New York 10022.

         SIXTH: The name and address of the registered agent which is to be the agent of the corporation upon whom process against it may be served, are c/o C T Corporation System, 111 Eighth Avenue, New York, New York 10011.

         SEVENTH: (a) A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of duty as a director in an amount in excess of the compensation received by such director for serving the Corporation during the year of such breach (or such lesser amount as may hereafter be permitted by the Business Corporation Law), except to the extent such exemption from liability or limitation thereof is not permitted under the Business Corporation Law as currently in effect or as the same may hereafter be amended. No amendment, modification or repeal of this provision shall adversely affect any right or protection of a director that exists at the time of such amendment, modification or repeal.

                  (b) (i) The Corporation shall indemnify any person who is or was a director of the Corporation for liability to any person for any action taken, or any failure to take any action, as a director of the Corporation to the fullest extent permitted by law. (ii) The Corporation also shall indemnify

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any person who is a party to a proceeding because such person is or was an officer of the Corporation against liability incurred in the proceeding to the fullest extent permitted by law. (iii) No person who is a party to a proceeding because such person is or was an agent of the Corporation shall be entitled to indemnification in any case unless such indemnification is authorized by the Board of Directors, by contract, or by order of a court of competent jurisdiction, or mandated by statute. (iv) No amendment or repeal of this provision shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment or repeal.


                                                 /s/ Elliot H. Lutzker
                                                 -------------------------------
                                                 Elliot H. Lutzker, Incorporator